# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TransAlta Corp., CIK 0001144800
CUSIP: 89346D107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Transalta Place, Suite 1400, 1100 1 St SE, Calgary, Alberta Canada (A0), T2G 1B1
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000009631

## Reporting persons
- BANK OF NOVA SCOTIA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 16,519,011; shared voting power 0; sole dispositive power 16,519,011; shared dispositive power 0; aggregate amount beneficially owned 16,519,011 (5.55% of the class)

## Item 1. Issuer
Name of issuer: TransAlta Corp.
Address of issuer's principal executive offices:
Transalta Place
Suite 1400, 1100 1 St SE
Calgary, ALBERTA, CANADA
T2G 1B1

## Item 2. Person Filing
Name of person filing: BANK OF NOVA SCOTIA
Address of principal business office or, if none, residence:
40 TEMPERANCE STREET
TORONTO, Ontario, Canada
M5H 0B4
Citizenship: BANK OF NOVA SCOTIA - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: a parent holding company, in accordance with 13d-1(b)(1)(ii)(g)

## Item 4. Ownership
Amount beneficially owned: 16,519,011
Percent of class: 5.55
Sole power to vote or to direct the vote: BANK OF NOVA SCOTIA - 16,519,011
Shared power to vote or to direct the vote: BANK OF NOVA SCOTIA - 0
Sole power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 16,519,011
Shared power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to The Bank of Nova Scotia is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BANK OF NOVA SCOTIA: Raj Sachdeva, Vice President, Head of GBM&T Compliance Canada (05/07/2025)